Filed Pursuant to Rule 433

Registration No. 333-230656-01

Free Writing Prospectus dated February 11, 2020

DTE ELECTRIC COMPANY

PRICING TERM SHEET

$600,000,000 2020 Series A 2.25% General and Refunding Mortgage Bonds due 2030

$500,000,000 2020 Series B 2.95% General and Refunding Mortgage Bonds due 2050

Issuer:	DTE Electric Company

Trade Date:	February 11, 2020

Settlement Date:	T+10; February 26, 2020

Anticipated Ratings*:	Aa3 (stable) / A (stable) / A+ (stable) (Moody’s/ S&P/ Fitch)

Joint Book-Running Managers:	J.P. Morgan Securities LLC Mizuho Securities USA LLC MUFG Securities Americas Inc. Scotia Capital (USA) Inc. TD Securities (USA) LLC

Co-Managers:	Fifth Third Securities, Inc. SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

Security:	Series A 2.25% General and Refunding Mortgage Bonds due 2030	Series B 2.95% General and Refunding Mortgage Bonds due 2050

Principal Amount:	$600,000,000	$500,000,000

Maturity Date:	March 1, 2030	March 1, 2050

Coupon:	2.25%	2.95%

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2020	March 1 and September 1, commencing September 1, 2020

Benchmark Treasury:	1.750% due November 15, 2029	2.250% due August 15, 2049

Benchmark Treasury Price/Yield:	101-16/1.583%	104-11+/2.052%

Spread to Benchmark Treasury:	+68 bps	+90 bps

Yield to Maturity	2.263%	2.952%

Price to Public:	99.884%	99.960%

Optional Redemption:

Prior to December 1, 2029, the 2030 Bonds will be redeemable in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2030 Bonds being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest that would be due if the 2030 Bonds matured on December 1, 2029 discounted on a semi-annual basis at the Adjusted Treasury Rate, plus 15 basis points; plus in either case, accrued and unpaid interest to the redemption date.

On or after December 1, 2029, the 2030 Bonds will be redeemable at a redemption price equal to 100% of the principal amount of 2030 Bonds being redeemed, plus accrued and unpaid interest to the redemption date.

Prior to September 1, 2049, the 2050 Bonds will be redeemable in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2050 Bonds being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest that would be due if the 2050 Bonds matured on September 1, 2049 discounted on a semi-annual basis at the Adjusted Treasury Rate, plus 15 basis points; plus in either case, accrued and unpaid interest to the redemption date.

On or after September 1, 2049, the 2050 Bonds will be redeemable at a redemption price equal to 100% of the principal amount of 2050 Bonds being redeemed, plus accrued and unpaid interest to the redemption date.

CUSIP:	23338V AK2	23338V AL0

ISIN:	US23338VAK26	US23338VAL09

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Mizuho Securities USA LLC toll free at (866) 271-7403, MUFG Securities Americas Inc. toll free at (877) 649-6848, Scotia Capital (USA) Inc. toll free at (800) 372-3930 or TD Securities (USA) LLC toll free at (855) 495-9846.